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                           January 18, 2024

       CERTIFIED MAIL
       RETURN RECEIPT REQUESTED

       Yehor Rodin
       President
       Global-Smart.Tech
       Kava b.b.
       85320, Tivat, Montenegro

                                                        Re: Global-Smart.Tech
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed March 31,
2023
                                                            File No. 333-267740

       Dear Yehor Rodin:

               It has been more than nine months since you last amended this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

                                                  amend it to comply with the
applicable requirements of the Securities Act of 1933, the rules and regulations under the Act,
and the requirements of the form; or

                                                  file a request for
withdrawal.

              If you requested confidential treatment for portions of any exhibits to your registration statement and you request withdrawal of that registration statement, please submit a concurrent request for withdrawal of your application for confidential treatment.

              If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 479 of the Act.

                                                        Please contact Eric
Envall at 202-551-3234 with any questions.




                           Sincerely,


                           Division of Corporation Finance
 Yehor Rodin
Global-Smart.Tech
FirstName
January 18,LastNameYehor
            2024         Rodin
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Comapany   NameGlobal-Smart.Tech
January 18, 2024 Page 2            Office of Crypto Assets
FirstName LastName